

Mail Stop 3720

September 19, 2017

Mark C. Jensen
Chief Executive Officer
American Resources Corporation (f/k/a NGFC Equities, Inc.)
8856 South St.
Fishers, Indiana 46038

> **Re: American Resources Corporation (f/k/a NGFC Equities, Inc.)**
> **Form 10-K for Fiscal Year Ended September 30, 2016**
> **Filed January 13, 2017**
> **Form 8-K/A**
> **Filed May 15, 2017**
> **File No. 000-55456**

Dear Mr. Jensen:

We issued comments to you on the above captioned filings on July 26, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 3, 2017.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or me at (202) 551-3835 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications

Cc: Kirk P. Taylor, Chief Financial Officer